SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seaspan Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Paul Rivett

President

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

February 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADIAN

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 39,139,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 39,139,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,139,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.1%

14	Type of Reporting Person IN

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE ONE ONE ZERO NINE HOLDCO LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 39,139,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 39,139,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,139,560

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.1%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.7%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 38,461,539

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 38,461,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,461,539

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.7%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FFHL GROUP LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 29,230,769

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 29,230,769

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,230,769

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 18.0%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX (US) INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,153,846

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,153,846

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,153,846

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ZENITH NATIONAL INSURANCE CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 769,231

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 769,231

11	Aggregate Amount Beneficially Owned by Each Reporting Person 769,231

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ZENITH INSURANCE COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 769,231

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 769,231

11	Aggregate Amount Beneficially Owned by Each Reporting Person 769,231

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY US HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,076,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,076,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,076,923

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY RE HOLDINGS CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,076,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,076,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,076,923

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY REINSURANCE COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CONNECTICUT

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,076,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,076,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,076,923

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) CRUM & FORSTER HOLDINGS CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,307,692

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,307,692

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,692

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) UNITED STATES FIRE INSURANCE COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,307,692

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,307,692

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,692

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) RIVERSTONE HOLDINGS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) RIVERSTONE INSURANCE LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) NORTHBRIDGE FINANCIAL CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,076,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,076,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,076,923

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) NORTHBRIDGE GENERAL INSURANCE CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,076,923

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,076,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,076,923

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) 1102952 B.C. UNLIMITED LIABILITY COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,230,770

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,230,770

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,230,770

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS (SWITZERLAND) GMBH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,230,770

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,230,770

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,230,770

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ALLIED WORLD ASSURANCE COMPANY HOLDINGS, GMBH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,230,770

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,230,770

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,230,770

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,230,770

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,230,770

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,230,770

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%

14	Type of Reporting Person CO

CUSIP No. Y75638109		13D

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ALLIED WORLD ASSURANCE COMPANY, LTD

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e). ☐

6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,230,770

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,230,770

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,230,770

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.7%

14	Type of Reporting Person CO

Item 1.                             Security and Issuer.

The class of securities to which this statement relates is the Class A Common Shares of Seaspan Corporation (“Seaspan”), par value $0.01 per share (“Common Shares”). The address of the principal executive office of Seaspan is Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China.

Item 2.                             Identity and Background.

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.              V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

2.              The One One Zero Nine Holdco Limited (“Holdco”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of Holdco is as an investment holding company. The principal business address and principal office address of Holdco is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

3.              The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L2;

4.              Fairfax Financial Holdings Limited (“Fairfax” and, together with its subsidiaries, the “Fairfax Group of Companies”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a holding company. The principal business address and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

5.              FFHL Group Ltd. (“FFHL”), a corporation incorporated under the laws of Canada, is a holding company. The principal business address and principal office address of FFHL is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6.              Fairfax (US) Inc. (“Fairfax US”), a corporation incorporated under the laws of Delaware, is a holding company. The principal business address and principal office address of Fairfax US is 2850 Lake Vista Drive, Suite 150, Lewisville, Texas 75067;

7.              Zenith National Insurance Corp. (“ZNIC”), a corporation incorporated under the laws of Delaware, is a holding company. The principal business address and principal office address of ZNIC is 21255 Califa Street, Woodland Hills, California 91367-5021;

8.              Zenith Insurance Company (“Zenith”), a corporation incorporated under the laws of California, is a workers’ compensation insurance company. The principal business address and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California 91367-5021;

9.              Odyssey US Holdings Inc. (“Odyssey”), a corporation incorporated under the laws of Delaware, is a holding company. The principal business address and principal office address of Odyssey is 300 First Stamford Place, Stamford, Connecticut 06902;

10.       Odyssey Re Holdings Corp. (“Odyssey Re”), a corporation incorporated under the laws of Delaware, is a holding company. The principal business address and principal office address of Odyssey Re is 1209 Orange Street, Wilmington, Delaware 19801;

11.       Odyssey Reinsurance Company (“Odyssey Reinsurance”), a corporation incorporated under the laws of Connecticut, is a reinsurance company. The principal business address and principal office address of Odyssey Reinsurance is 300 First Stamford Place, Stamford, Connecticut 06902;

12.       Crum & Forster Holdings Corp. (“Crum & Forster”), a corporation incorporated under the laws of Delaware, is a holding company. The principal business address and principal office address of Crum & Forster is 305 Madison Avenue, Morristown, New Jersey 07962;

13.       United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is an insurance company. The principal business address and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;

14.       RiverStone Holdings Limited (“RiverStone Holdings”), a company incorporated under the laws of the United Kingdom, is a holding company. The principal business address and principal office address of RiverStone Holdings is 161-163 Preston Road, Brighton, East Sussex, BN1 6AU, England;

15.       RiverStone Insurance Limited (“RiverStone”), a company incorporated under the laws of the United Kingdom, is an insurance and reinsurance company. The principal business address and principal office address of RiverStone is 161-163 Preston Road, Brighton, East Sussex, BN1 6AU, England;

16.       Northbridge Financial Corporation (“NFC”), a corporation incorporated under the laws of Canada, is a holding company. The principal business address and principal office address of NFC is 105 Adelaide Street West, 7th Floor, Toronto, Ontario M5H 1P9;

17.       Northbridge General Insurance Corporation (“Northbridge General”), a corporation incorporated under the laws of Canada, is a property/casualty insurance company. The principal business address and principal office address of Northbridge General is 105 Adelaide Street West, 7th Floor, Toronto, Ontario M5H 1P9;

18.       1102952 B.C. Unlimited Liability Company (“1102952”), a corporation incorporated under the laws of British Columbia, is a holding company. The principal business address and principal office address of 1102952 is 1600-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2;

19.       Fairfax Financial Holdings (Switzerland) GmbH (“FFHS”), a corporation incorporated under the laws of Switzerland, is a holding company. The principal business address and principal office address of FFHS is Gubelstrasse 24, 6300, Zug, Switzerland;

20.       Allied World Assurance Company Holdings, GmbH (“Allied Holdings GmbH”), a limited liability company incorporated under the laws of Switzerland, is a holding company. The principal business address and principal office address of Allied Holdings GmbH is Park Tower, 15th Floor, Gubelstrasse 24, 6300, Zug, Switzerland;

21.       Allied World Assurance Company Holdings, Ltd (“Allied Holdings Ltd”), a corporation incorporated under the laws of Bermuda, is a holding company. The principal business address and principal office address of Allied Holdings Ltd is 27 Richmond Road, Pembroke HM 08, Bermuda; and

22.       Allied World Assurance Company, Ltd (“Allied Assurance”), a corporation incorporated under the laws of Bermuda, is an insurance company. The principal business address and principal office address of Allied Assurance is 27 Richmond Road, Pembroke HM 08, Bermuda.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, Holdco, Sixty Two, Fairfax, FFHL, Fairfax US, ZNIC, Zenith, Odyssey, Odyssey Re, Odyssey Reinsurance, Crum & Forster, US Fire, RiverStone Holdings, RiverStone, NFC, Northbridge General, 1102952, FFHS, Allied Holdings GmbH, Allied Holdings Ltd, or Allied Assurance that it is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T and U as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Common Shares.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                             Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Warrants (as defined herein), which are exercisable for the Common Shares beneficially owned by the Reporting Persons, was cash on hand from existing investment portfolios.

Item 4.                             Purpose of Transaction.

The Reporting Persons acquired the Warrants, which are exercisable for Common Shares, for investment purposes. One or more entities within the Fairfax Group of Companies, including one or more of the Reporting Persons, may determine to purchase additional securities of Seaspan in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the Reporting Persons has any present plans to sell any Warrants, Common Shares or other securities of Seaspan, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of such securities. The Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.                             Interest in Securities of the Issuer.

(a)         Based on the most recent information available, the aggregate number and percentage of Common Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)         Except as described below, the numbers of Common Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)          Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T and U beneficially owns, or has acquired or disposed of, any Common Shares during the last 60 days.

(d)         No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Shares held by the Reporting Persons other than each of the Reporting Persons.

(e)          Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 17, 2018 and on February 14, 2018, Seaspan entered into a series of agreements as described in the Report of Foreign Private Issuer on Form 6-K filed by Seaspan on February 14, 2018  (the “Form 6-K”, with capitalized terms used below not defined herein having the meanings ascribed to them in the Form 6-K), in connection with certain financing transactions. Pursuant to these transactions, Seaspan issued to certain of the Reporting Persons warrants (the “Warrants”) representing the right to purchase an aggregate 38,461,539 Common Shares.

On January 17, 2018, Seaspan entered into a subscription agreement (the “Subscription Agreement”) by and between Seaspan and Hamblin Watsa Investment Counsel Ltd., investment manager for certain of the Reporting Persons (the “Purchasers”), pursuant to which Seaspan issued for cash to the Purchasers $250.0 million in aggregate principal amount of 5.50% Senior Notes due 2025 (the “Notes”) and the Warrants to purchase 38,461,539 Common Shares in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended.

Each of the Warrants has an exercise term of 7 years from February 14, 2018 and may be exercised by each holder thereof by cash at an exercise price of $6.50 (subject to adjustments provided in the Warrant Agreement) per Common Share or, if such holder is also a holder of Notes, offsetting the Warrant exercise price against the outstanding principal balance of such Notes, or a combination thereof. At any time after February 14, 2022, Seaspan may require all holders of Warrants to exercise their Warrants, in whole or in part, if the fair market value of a Common Share, as determined in accordance with the Warrant Agreement, equals or exceeds two times the exercise price on the third trading day prior to the date on which Seaspan delivers notice of the required exercise.

In addition, the Warrants are subject to customary anti-dilution adjustments in the event of splits or combinations of Common Shares; distributions on Common Shares paid in Common Shares, other securities, property or rights; dividends in excess of the current quarterly rate; a Company tender or exchange offer; issuances of Common Shares (or securities convertible into or exchangeable for Common Shares) in non-public offerings at a per Common Share price below a specified discount to the then Common Share fair market value and other similar events.

Simultaneously with the closing of the refinancing transactions, Seaspan, certain subsidiary guarantors of Seaspan (the “Guarantors”) and the Purchasers entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which Seaspan agreed, upon certain terms and conditions, to (a) on or prior to 180 days after February 14, 2018, complete an offer to the holders of the Notes to exchange any and all of the Notes and the Guarantees for a like aggregate principal amount of debt securities issued by Seaspan and guaranteed by the Guarantors, which debt securities and guarantees are substantially identical to the Notes and the Guarantees, except that they have been registered pursuant to an effective registration statement under the Securities Act, and (b) on or prior to 60 days after February 14,

2018, to file a registration statement covering the resale of the Common Shares issuable upon the exercise of the Warrants. In addition, the Registration Rights Agreement provides certain incidental “piggy-back” registration rights, which generally allow the holders of the Warrants to participate in registered offerings of Seaspan’s Common Shares that are initiated by Seaspan or on behalf of other holders of Seaspan’s securities, as well as demand rights, which allow holders of the Warrants to demand that Seaspan register the Common Shares issuable upon the exercise of the Warrants in an underwritten offering.

The foregoing descriptions of the Subscription Agreement, the Warrants and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement, Warrant Agreement and the Registration Rights Agreement. Copies of the Warrant Agreement and the Registration Rights Agreement are filed as Exhibits 4.3 and 4.4, respectively, to the Form 6-K and are incorporated by reference herein.

Item 7.                             Material to be Filed as Exhibits.

The following is filed herewith as an exhibit:

Ex. 1:                                                                Members of filing group

Ex. 2:                                                                Joint filing agreement dated as of February 26, 2018 among V. Prem Watsa, The One One Zero Nine Holdco Limited, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, FFHL Group Ltd., RiverStone Holdings Limited, RiverStone Insurance Limited, Fairfax (US) Inc., Zenith National Insurance Corp., Zenith Insurance Company, Odyssey US Holdings Inc., Odyssey Re Holdings Corp., Odyssey Reinsurance Company, Crum & Forster Holdings Corp., United States Fire Insurance Company, RiverStone Holdings Limited, RiverStone Insurance Limited, Northbridge Financial Corporation, Northbridge General Insurance Corporation, 1102952 B.C. Unlimited Liability Company, Fairfax Financial Holdings (Switzerland) GmbH, Allied World Assurance Company Holdings, GmbH, Allied World Assurance Company Holdings, Ltd and Allied World Assurance Company, Ltd

Ex. 3:                                                                Power of attorney, dated February 9, 2017

Ex. 4:                                                                Power of attorney, dated February 26, 2018

Ex. 5:                                                                Warrant Agreement, dated February 14, 2018, by and among Seaspan Corporation and the investors specified therein (incorporated by reference to Exhibit 4.3 of the Form 6-K)

Ex. 6:                                                                Registration Rights Agreement, dated February 14, 2018, by and among Seaspan Corporation, the subsidiary Guarantors and the investors specified therein (incorporated by reference to Exhibit 4.4 of the Form 6-K)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	The One One Zero Nine Holdco Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Fairfax Financial Holdings Limited

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	FFHL Group Ltd.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Fairfax (US) Inc.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Zenith National Insurance Corp.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Zenith Insurance Company

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Odyssey US Holdings Inc.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Odyssey Re Holdings Corp.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Odyssey Reinsurance Company

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Crum & Forster Holdings Corp.

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	United States Fire Insurance Company

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	RiverStone Holdings Limited

	By:	/s/ Nicholas C. Bentley
		Name:	Nicholas C. Bentley
		Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	RiverStone Insurance Limited

	By:	/s/ Nicholas C. Bentley
		Name:	Nicholas C. Bentley
		Title:	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Northbridge Financial Corporation

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Northbridge General Insurance Corporation

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	1102952 B.C. Unlimited Liability Company

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Fairfax Financial Holdings (Switzerland) GmbH

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Allied World Assurance Company Holdings, GmbH

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Allied World Assurance Company Holdings, Ltd

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2018	Allied World Assurance Company, Ltd

	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Attorney-in-Fact pursuant to Power of
Attorney attached to this Schedule 13D

Annex Index

Annex	Description

A	Directors and Executive Officers of The One One Zero Nine Holdco Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of Fairfax Financial Holdings Limited

D	Directors and Executive Officers of FFHL Group Ltd.

E	Directors and Executive Officers of Fairfax (US) Inc.

F	Directors and Executive Officers of Zenith National Insurance Corp.

G	Directors and Executive Officers of Zenith Insurance Company

H	Directors and Executive Officers of Odyssey US Holdings Inc.

I	Directors and Executive Officers of Odyssey Re Holdings Corp.

J	Directors and Executive Officers of Odyssey Reinsurance Company

K	Directors and Executive Officers of Crum & Forster Holdings Corp.

L	Directors and Executive Officers of United States Fire Insurance Company

M	Directors and Executive Officers of RiverStone Holdings Limited

N	Directors and Executive Officers of RiverStone Insurance Limited

O	Directors and Executive Officers of Northbridge Financial Corporation

P	Directors and Executive Officers of Northbridge General Insurance Corporation

Q	Directors and Executive Officers of 1102952 B.C. Unlimited Liability Company

R	Directors and Executive Officers of Fairfax Financial Holdings (Switzerland) GmbH

S	Directors and Executive Officers of Allied World Assurance Company Holdings, GmbH

T	Directors and Executive Officers of Allied World Assurance Company Holdings, Ltd

U	Directors and Executive Officers of Allied World Assurance Company, Ltd

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

THE ONE ONE ZERO NINE HOLDCO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The One One Zero Nine Holdco Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Secretary and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Anthony F. Griffiths (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada

Robert J. Gunn (Director)	Independent Business Consultant, Toronto, Ontario, Canada	Canada

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited 333 Bloor Street East Toronto, Ontario, M4W 1G9	Canada

Karen L. Jurjevich (Director)	Principal, Branksome Hall and CEO and Principal, Branksome Hall Global 10 Elm Avenue Toronto, Ontario M4W 1N4	Canada

John R. V. Palmer (Director)	Chairman, Toronto Leadership Centre 65 Queen Street West, Suite 1240 Toronto, ON M5H 2M5	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Timothy R. Price (Director)	Chairman of Brookfield Funds, Brookfield Asset Management Inc. c/o Edper Financial Group 51 Yonge Street, Suite 400 Toronto, ON M5E 1J1	Canada

Brandon W. Sweitzer (Director)	Dean, School of Risk Management, Insurance and Actuarial Science St. John’s University 101 Murray Street, Suite 438 New York, New York 10007-2165	United States

Lauren C. Templeton (Director)	Founder and President, Templeton and Phillips Capital Management, LLC 810 Scenic Highway Lookout Mountain, TN, USA 37350	United States

Benjamin P. Watsa (Director)	Founder and President, Marval Capital Ltd. 77 King Street West, Suite 4545 Toronto, Ontario M5K 1K2	Canada

John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Vice President, Corporate Affairs and Corporate Secretary)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Paul Rivett (President)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

David Bonham (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Peter Clarke (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Ronald Schokking (Vice President and Treasurer)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Vinodh Loganadhan (Vice President, Administrative Services)	Vice President, Administrative Services, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

FFHL GROUP LTD.

The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (President and Chief Executive Officer and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Eric P. Salsberg (Vice President and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Paul Rivett (Director)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Bradley P. Martin (Vice President and Secretary)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Ronald Schokking (Vice President and Director)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX E

DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX (US) INC.

The following table sets forth certain information with respect to the directors and executive officers of Fairfax (US) Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Eric P. Salsberg (Chairman, Vice President and Director)	Vice President, Corporate Affairs and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Ronald Schokking (Vice President and Assistant Secretary)	Vice President and Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Michael T. Bullen (President, Chief Executive Officer, Secretary and Director)	President, Chief Executive Officer, Secretary and Director Fairfax (US) Inc. 2850 Lake Vista Drive, Ste. 150 Lewisville, Texas 75067	United States

Sonja Lundy (Vice President, Treasurer and Director)	Vice President, Treasurer and Director Fairfax (US) Inc. 2850 Lake Vista Drive, Ste. 150 Lewisville, Texas 75067	United States

ANNEX F

DIRECTORS AND EXECUTIVE OFFICERS OF

ZENITH NATIONAL INSURANCE CORP.

The following table sets forth certain information with respect to the directors and executive officers of Zenith National Insurance Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Jack D. Miller (Chairman and Director)	Chairman, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Andrew A. Barnard (Director)	President and Chief Operating Officer, Fairfax Insurance Group 100 William Street, 5th Floor New York, New York 10038	United States

Peter Clarke (Director)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

David Bonham (Director)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Paul Rivett (Director)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Kari L. Van Gundy (President, Chief Executive Officer and Director)	President, Chief Executive Officer and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

William J. Owen (Executive Vice President, Chief Financial Officer and Treasurer)	Executive Vice President, Chief Financial Officer and Treasurer, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United Kingdom, United States

Davidson M. Pattiz (Executive Vice President and Chief Operating Officer)	Executive Vice President and Chief Operating Officer, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Chad J. Helin (Executive Vice President, General Counsel, Secretary and Director)	Executive Vice President, General Counsel, Secretary and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

ANNEX G

DIRECTORS AND EXECUTIVE OFFICERS OF

ZENITH INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Jack D. Miller (Chairman and Director)	Chairman and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Kari L. Van Gundy (President, Chief Executive Officer and Director)	President, Chief Executive Officer and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

A. Mary Ames (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Craig C. Thomson (Executive Vice President)	Executive Vice President, Zenith Insurance Company 925 Highland Pointe Drive, Suite 250 Roseville, California 95678	United States

Jason T. Clarke (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Davidson M. Pattiz (Executive Vice President and Chief Operating Officer)	Executive Vice President and Chief Operating Officer, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

William J. Owen (Executive Vice President, Chief Financial Officer and Treasurer)	Executive Vice President, Chief Financial Officer and Treasurer, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United Kingdom, United States

Eden M. Feder (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Michael F. Cunningham (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Paul R. Ramont (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Jonathan W. Lindsay (Executive Vice President)	Executive Vice President, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

Chad J. Helin (Executive Vice President, General Counsel, Secretary and Director)	Executive Vice President, General Counsel, Secretary and Director, Zenith Insurance Company 21255 Califa St. Woodland Hills, California 91367	United States

ANNEX H

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY US HOLDINGS INC.

The following table sets forth certain information with respect to the directors and executive officers of Odyssey US Holdings Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Brian D. Young (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President, Corporate Secretary and Director)	Executive Vice President and Chief Risk Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Jan Christiansen (Executive Vice President, Chief Financial Officer, Controller and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	Denmark

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY RE HOLDINGS CORP.

The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Brian D. Young (President, Chief Executive Officer and Director)	President and Chief Executive Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Chief Risk Officer)	Executive Vice President and Chief Risk Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Jan Christiansen (Executive Vice President and Chief Financial Officer)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	Denmark

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Brandon W. Sweitzer (Director)	Dean, School of Risk Management, Insurance and Actuarial Science St. John’s University 101 Murray Street, Suite 438 New York, New York 10007-2165	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Paul Rivett (Director)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

David Bonham (Director)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Peter Clarke (Director)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Andrew A. Barnard (Chairman of the Board)	President and Chief Operating Officer, Fairfax Insurance Group 100 William Street, 5th Floor New York, New York 10038	United States

ANNEX J

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY REINSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Brian D. Young (Chairman, President and Chief Executive Officer)	Chairman, President and Chief Executive Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President, Chief Risk Officer and Director)	Executive Vice President and Chief Risk Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp. 300 First Stamford Place Stamford, Connecticut 06902	Denmark

Elizabeth A. Sander (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	United States

Alane R. Carey (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Isabelle Dubots-Lafitte (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	United States

Joseph A. Guardo (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	United States

Carl A. Overy (Executive Vice President)	Chief Executive Officer, London Market Division, Newline Underwriting Management Limited Corn Exchange, 55 Mark Lane, London EC3R 7NE England	United Kingdom

Lucien Pietropoli (Executive Vice President)	Chief Executive Officer, Asia Pacific Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	France

Brian D. Quinn (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 300 First Stamford Place, Stamford, Connecticut 06902	United States

Philippe Mallier (Executive Vice President)	Executive Vice President, Odyssey Reinsurance Company 300 First Stamford Place Stamford, Connecticut 06902	France

ANNEX K

DIRECTORS AND EXECUTIVE OFFICERS OF

CRUM & FORSTER HOLDINGS CORP.

The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holdings Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Marc J. Adee (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

James V. Kraus (Senior Vice President, General Counsel, Secretary and Director)	Senior Vice President, General Counsel, Secretary and Director, Crum & Forster Holdings Corp. 305 Madison Avenue Morristown, NJ 07962	United States

Arleen A. Paladino (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President, Chief Financial Officer and Director, Crum & Forster Holdings Corp. 305 Madison Avenue Morristown, NJ 07962	United States

Andrew A. Barnard (Director)	President and Chief Operating Officer, Fairfax Insurance Group 100 William Street, 5th Floor New York, New York 10038	United States

David Bonham (Director)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Peter Clarke (Director)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Paul Rivett (Director)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX L

DIRECTORS AND EXECUTIVE OFFICERS OF

UNITED STATES FIRE INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Marc J. Adee (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Anthony R. Slimowicz (Executive Vice President, Chief Operating Officer and Director)	Executive Vice President, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Arleen A. Paladino (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President, Chief Financial Officer and Director, Crum & Forster Holdings Corp. 305 Madison Avenue Morristown, NJ 07962	United States

James V. Kraus (Senior Vice President, General Counsel and Secretary)	Senior Vice President, General Counsel, Secretary and Director, Crum & Forster Holdings Corp. 305 Madison Avenue Morristown, NJ 07962	United States

Carmine Scaglione (Senior Vice President and Controller)	Senior Vice President and Controller, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

George R. French (Treasurer and Vice President)	Treasurer and Vice President, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX M

DIRECTORS AND EXECUTIVE OFFICERS OF

RIVERSTONE HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of RiverStone Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Managing Director)	Chairman, Chief Executive Officer and President, RiverStone Resources LLC 250 Commercial Street, Suite 5000 Manchester, New Hampshire 03101	United Kingdom

Luke Tanzer (Director)	Director, RiverStone Management Limited 161-163 Preston Road Brighton, BN1 6AU, England	Australia

Lorna Hemsley (Finance Director)	Finance Director, RiverStone Management Limited 161-163 Preston Road Brighton, BN1 6AU, England	United Kingdom

Fraser Henry (Company Secretary)	General Counsel and Company Secretary, RiverStone Management Limited 161-163 Preston Road, Brighton, BN1 6AU, England	United Kingdom

Sarah Garrod (Company Secretary)	Company Secretary, RiverStone Management Limited 161-163 Preston Road, Brighton, BN1 6AU, England	United Kingdom

ANNEX N

DIRECTORS AND EXECUTIVE OFFICERS OF

RIVERSTONE INSURANCE LIMITED

The following table sets forth certain information with respect to the directors and executive officers of RiverStone Insurance Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Nicholas C. Bentley (Director)	Chairman, Chief Executive Officer and President, RiverStone Resources LLC 250 Commercial Street, Suite 5000 Manchester, New Hampshire 03101	United Kingdom

Luke Tanzer (Managing Director)	Director, RiverStone Management Limited 161-163 Preston Road Brighton, BN1 6AU, England	Australia

Lorna Hemsley (Finance Director)	Finance Director, RiverStone Management Limited 161-163 Preston Road Brighton, BN1 6AU, England	United Kingdom

Adrian Masterson (Director)	Director, RiverStone Insurance Limited 161-163 Preston Road Brighton, BN1 6AU, England	Ireland

Tom Riddell (Director)	Director, RiverStone Insurance Limited 161-163 Preston Road Brighton, BN1 6AU, England	United Kingdom

Colin Czapiewski (Director)	Director, RiverStone Insurance Limited 161-163 Preston Road Brighton, BN1 6AU, England	United Kingdom

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Fraser Henry (Company Secretary)	General Counsel and Company Secretary, RiverStone Management Limited 161-163 Preston Road, Brighton, BN1 6AU, England	United Kingdom

Sarah Garrod (Company Secretary)	Company Secretary, RiverStone Management Limited 161-163 Preston Road, Brighton, BN1 6AU, England	United Kingdom

ANNEX O

DIRECTORS AND EXECUTIVE OFFICERS OF
NORTHBRIDGE FINANCIAL CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge Financial Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (President and Chief Executive Officer)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Craig Pinnock (Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Robert J. Gunn (Director and Chairman of the Board)	Independent Business Consultant and Corporate Director, Toronto, Ontario, Canada	Canada

John Varnell (Director)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Paul Rivett (Director)	President, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

David Bonham (Director)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Peter Clarke (Director)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Lambert Morvan (Chief Operating Officer)	Chief Operating Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Wayne Connelly (President, Federated Insurance)	President, Federated Insurance, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Lori McDougall (Chief Corporate Development Officer)	Chief Corporate Development Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Andrew Wood (Chief Information Officer)	Chief Information Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Lana Wood (Executive Vice President, Western Canada)	Executive Vice President, Western Canada, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Mark LeBlanc (Executive Vice President, Ontario and Atlantic Canada)	Executive Vice President, Ontario and Atlantic Canada, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Jean-Francois Béliveau (Executive Vice President, Québec)	Executive Vice President, Québec, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

George Halkiotis (Executive Vice President, Claims)	Executive Vice President, Claims, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

ANNEX P

DIRECTORS AND EXECUTIVE OFFICERS OF
NORTHBRIDGE GENERAL INSURANCE CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Northbridge General Insurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Silvy Wright (President, Chief Executive Officer and Director)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Craig Pinnock (Director and Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director, Toronto, Ontario, Canada	Canada

Robert J. Gunn (Director and Chairman of the Board)	Independent Business Consultant and Corporate Director, Toronto, Ontario, Canada	Canada

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director, Toronto, Ontario, Canada	Canada

John Varnell (Director)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

David Bonham (Director)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Lambert Morvan (Chief Operating Officer)	Chief Operating Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Lori McDougall (Chief Corporate Development Officer)	Chief Corporate Development Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Andrew Wood (Chief Information Officer)	Chief Information Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Lana Wood (Executive Vice President, Western Canada)	Executive Vice President, Western Canada, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Mark LeBlanc (Executive Vice President, Ontario and Atlantic Canada)	Executive Vice President, Ontario and Atlantic Canada, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Jean-Francois Béliveau (Executive Vice President, Québec)	Executive Vice President, Québec, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

George Halkiotis (Executive Vice President, Claims)	Executive Vice President, Claims, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canada

ANNEX Q

DIRECTORS AND EXECUTIVE OFFICERS OF
1102952 B.C. UNLIMITED LIABILITY COMPANY

The following table sets forth certain information with respect to the directors and executive officers of 1102952 B.C. Unlimited Liability Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

John Varnell (Director)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX R

DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS (SWITZERLAND) GMBH

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings (Switzerland) GmbH.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Scott Carmilani (Chairman of the Board of Managing Officers and President & Chief Executive Officer)	Chairman of the Board of Managing Officers and President & Chief Executive Officer Allied World Assurance Company Holdings, GmbH 800 Brickell Avenue, Suite 802 Miami, FL 33131	United States

Jean Cloutier (Managing Officer)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

ANNEX S

DIRECTORS AND EXECUTIVE OFFICERS OF
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, GMBH

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Company Holdings, GmbH.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Scott Carmilani (Chairman of the Board of Managing Officers and President & Chief Executive Officer)	Chairman of the Board of Managing Officers and President & Chief Executive Officer Allied World Assurance Company Holdings, GmbH 800 Brickell Avenue, Suite 802 Miami, FL 33131	United States

John Bender (Managing Officer and CEO, Global Reinsurance)	Managing Officer and CEO, Global Reinsurance Allied World Assurance Company Holdings, GmbH 199 Water Street, 26th Floor New York, NY 10038	United States

Wesley Dupont (Managing Officer and CEO, Global Legal & Strategy)	Managing Officer and CEO, Global Legal & Strategy Allied World Assurance Company Holdings, GmbH 199 Water Street, 26th Floor New York, NY 10038	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Louis Iglesias (Managing Officer and CEO, Global Insurance)	Managing Officer and CEO, Global Insurance Allied World Assurance Company Holdings, GmbH 199 Water Street, 26th Floor New York, NY 10038	United States

Jean Cloutier (Managing Officer)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

David Gelinne (SVP, Chief Actuary)	SVP, Chief Actuary Allied World Assurance Company Holdings, GmbH 199 Water Street, 26th Floor New York, NY 10038	United States

Kent Ziegler (SVP, Chief Financial Officer)	SVP, Chief Financial Officer Allied World Assurance Company Holdings, GmbH 199 Water Street, 26th Floor New York, NY 10038	United States

ANNEX T

DIRECTORS AND EXECUTIVE OFFICERS OF
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Company Holdings, Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Scott Carmilani (Director)	Chairman of the Board of Managing Officers and President & Chief Executive Officer Allied World Assurance Company Holdings, GmbH 800 Brickell Avenue, Suite 802 Miami, FL 33131	United States

Wesley Dupont (Director)	Managing Officer and CEO, Global Legal & Strategy Allied World Assurance Company Holdings, GmbH 199 Water Street, 26th Floor New York, NY 10038	United States

Michael McCrimmon (Director and President, North American Property & Bermuda Branch Manager)	Director and President, North American Property & Bermuda Branch Manager Allied World Assurance Company Holdings, Ltd 27 Richmond Road Pembroke HM 08 Bermuda	Canada

ANNEX U

DIRECTORS AND EXECUTIVE OFFICERS OF
ALLIED WORLD ASSURANCE COMPANY, LTD

The following table sets forth certain information with respect to the directors and executive officers of Allied World Assurance Company, Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Scott Carmilani (Director)	Chairman of the Board of Managing Officers and President & Chief Executive Officer Allied World Assurance Company Holdings, GmbH 800 Brickell Avenue, Suite 802 Miami, FL 33131	United States

Wesley Dupont (Director)	Managing Officer and CEO, Global Legal & Strategy Allied World Assurance Company Holdings, GmbH 199 Water Street, 26th Floor New York, NY 10038	United States

Michael McCrimmon (Director and President, North American Property & Bermuda Branch Manager)	Director and President, North American Property & Bermuda Branch Manager Allied World Assurance Company Holdings, Ltd 27 Richmond Road Pembroke HM 08 Bermuda	Canada

Scott Hunter (Director)	Retired	Bermuda

Exhibit Index

Exhibit No.	Description

Ex. 1:	Members of filing group

Ex. 2:

Joint filing agreement dated as February 26, 2018 among V. Prem Watsa, The One One Zero Nine Holdco Limited, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, FFHL Group Ltd., FFHL Group Ltd., Fairfax (US) Inc., Zenith National Insurance Corp., Zenith Insurance Company, Odyssey US Holdings Inc., Odyssey Re Holdings Corp., Odyssey Reinsurance Company, Crum & Forster Holdings Corp., United States Fire Insurance Company, RiverStone Holdings Limited, RiverStone Insurance Limited, Northbridge Financial Corporation, Northbridge General Insurance Corporation, 1102952 B.C. Unlimited Liability Company, Fairfax Financial Holdings (Switzerland) GmbH, Allied World Assurance Company Holdings, GmbH, Allied World Assurance Company Holdings, Ltd, Allied World Assurance Company, Ltd

Ex. 3:	Power of attorney, dated February 9, 2017

Ex. 4:	Power of attorney, dated February 26, 2018

Ex. 5:	Warrant Agreement, dated February 14, 2018, by and among Seaspan Corporation and the investors specified therein (incorporated by reference to Exhibit 4.3 of the Form 6-K).

Ex. 6:

Registration Rights Agreement, dated February 14, 2018, by and among Seaspan Corporation, the subsidiary Guarantors and the investors specified therein (incorporated by reference to Exhibit 4.4 of the Form 6-K)